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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT [X])*

                          TIMCO Aviation Services Inc.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    053672101
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                                    05/21/02
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/     Rule 13d-1(b)
         / /     Rule 13d-1(c)
         / /     Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 053672101

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Dimensional Fund Advisors Inc. (Tax ID: 22-2370029)

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b) X

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware Corporation

                   5.    Sole Voting Power          246,563  **see Note 1**
Number of Shares
Beneficially       6.    Shared Voting Power        None
Owned by
Each Reporting     7.    Sole Dispositive Power     246,563  **see Note 1**
Person With
                   8.    Shared Dispositive Power   None

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          246,563  **see Note 1**

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

          N/A

     11.  Percent of Class Represented by Amount in Row (9)

          16.4%

     12.  Type of Reporting Person (See Instructions)

          IA

Item 1.

         (a)      Name of Issuer

                  TIMCO Aviation Services, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  623 Radar Road, Greensboro, N.C. 27410

Item 2.

         (a)      Name of Person Filing

                  Dimensional Fund Advisors Inc.

         (b)      Address of Principal Business Office, or if none, Residence

                  1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401

         (c)      Citizenship

                  Delaware Corporation

         (d)      Title of Class of Securities

                  Common Stock

         (e)      CUSIP Number

                  053672101

Item 3.  If  this  statement  is  filed  pursuant   to § §   240.13d-1(b)  or
     240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
               78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [ ]  Insurance  company as defined in section  3(a)(19) of the Act (15
               U.S.C. 78c).

     (d)  [ ]  Investment company  registered  under section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [X]  An  investment  adviser  in  accordance  with § 240.13d-1(b)(1)
               (ii)(E);

     (f)  [ ]  An  employee  benefit  plan or endowment fund in accordance  with
               § 240.13d-1(b)(1)(ii)(F);

     (g)  [ ]  A parent holding  company  or  control person in accordance  with
               § 240.13d-1(b)(1)(ii)(G);

     (h)  [ ]  A savings associations  as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);.

     (i)  [ ]  A church  plan  that  is  excluded  from  the  definition  of  an investment  company  under  section  3(c)(14)  of  the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following  information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:      246,563  **see Note 1**

     (b)  Percent of class:               16.4%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                246,563  **see Note 1**

          (ii)  Shared power to vote or to direct the vote

                None

          (iii) Sole power to dispose or to direct the disposition of

                246,563  **see Note 1**

          (iv)  Shared power to dispose or to direct the disposition of

                None

** Note 1 **  Dimensional  Fund  Advisors  Inc.  ("Dimensional"),  an investment advisor  registered  under Section 203 of the  Investment  Advisors Act of 1940, furnishes  investment advice to four investment  companies  registered under the
Investment  Company  Act of 1940,  and serves as  investment  manager to certain other commingled group trusts and separate accounts. These investment companies, trusts  and  accounts  are the  "Funds."  In its role as  investment  advisor or
manager,   Dimensional   possesses  voting  and/or  investment  power  over  the
securities of the Issuer described in this schedule that are owned by the Funds, and may be deemed to be the  beneficial  owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the
Funds.  Dimensional  disclaims  beneficial  ownership  of  such  securities.  In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting  person or any of its affiliates is the  beneficial  owner of any securities  covered by this Schedule 13G for any other purposes than Section
13(d) of the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class

If this  statement  is being filed to report the fact that as of the date hereof the  reporting  person has ceased to be the  beneficial  owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

The Funds  described  in Note 1 above  have the right to receive or the power to direct the receipt of  dividends  from,  or the  proceeds  from the sale of, the securities  held in their  respective  accounts.  The  interest of the  Employee
Benefit  Committee  of The Boeing  Company,  in its capacity as fiduciary of the assets of the employee  benefit  plans of The Boeing  Company and certain of its subsidiaries,  exceeds 5% of the class of securities.  Dimensional Fund Advisors
Inc. disclaims beneficial ownership of all such securities.

Item 7.  Identification  and Classification of the Subsidiary which Acquired the
         Security  Being  Reported  on by  the Parent Holding Company or Control
         Person

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business  and were not  acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      July 10, 2002
                                      ---------------------------
                                      Date

                                      /s/ Michael T. Scardina
                                      ---------------------------
                                      Signature

                                      Vice President and Chief Financial Officer
                                      ---------------------------
                                      Name/Title